November 17, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. John J. Nicola
Chief Financial Officer
3245 Richmond Terrace
Staten Island, New York 10303

Re:	K-Sea Transportation Partners LP
	Form 10-K for the year ended June 30, 2005
	Form 10-Q for the quarter ended September 30, 2005
	Commission file #: 001-31920

Dear Mr. Nicola:

We have reviewed your November 10, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
Form 10-K for the year ended June 30, 2005

Management`s Discussion and Analysis

1. We note from your response to comment 1 that you are requesting that we allow you to maintain your current presentation format of net voyage revenue in your MD&A section. Although we may not have objected to your presentation of this non-GAAP measure in the past, the Staff has become more stringent on the guidelines that registrants must follow in presenting a non-GAAP measure such as net voyage revenue. We will not object to a discussion of net voyage revenue in your MD&A section to the extent management uses it as a business or performance measure, however we continue to object to tabular disclosure of a non-GAAP measure, such as the presentation in the "Results of Operations" table on page 30 of your Form 10-K.
In
future filings, please revise your MD&A section to remove net voyage revenue from your "Results of Operations" table and revise your discussion to present the changes in net voyage revenue as an ancillary or secondary discussion of the reasons for the changes in the gross revenue or operating income amounts.



Reports on Form 8-K dated October 28, 2004, January 28, 2005,
April
29, 2005 and August 4, 2005

2. We note your response to comment 7 that you utilize the distributable cash flow measure as a performance measure to assess the level of your "cash earnings and your continuing ability to earn the amounts you distribute. However, because the measure calculates the amount of cash you are required to distribute to the partners and it excludes amounts such as estimated cash capital expenditures, we continue to believe that the measure is more appropriately considered a liquidity measure. Please revise future earnings release announcements to reconcile this non-GAAP measure to the most comparable GAAP measure, which appears to be cash flow from operations.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. John J. Nicola
K-Sea Transportation Partners LP
November 17, 2005
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